EXHIBIT 99.1

CONTENTS
MD&A	2
About Forward-Looking Statements	2
About Our Business	3
Quarterly Financial Information	6
Financial Results Analysis	7
Consolidated Analysis	7
Segmented Analysis	10
Financial and Capital Management	15
Updates to Our Regulatory Environment	18
Assumptions and Risks that Could Affect Our Business and Results	19
Our Accounting Policies	21
Controls and Procedures	23
Non-GAAP Financial Measures	23
Consolidated Financial Statements	26
Notes to Consolidated Financial Statements	30

Management’s Discussion and Analysis

In this management’s discussion and analysis of financial condition and results of operations (MD&A), we, us, our and BCE mean BCE Inc., its subsidiaries and joint ventures. Bell Canada is, unless otherwise indicated, referred herein as Bell, and comprises our Bell Wireline and Bell Wireless segments. Bell Aliant means Bell Aliant Regional Communications Income Fund and its subsidiaries.

All amounts in this MD&A are in millions of Canadian dollars, except where noted.

Please refer to the unaudited consolidated financial statements for the first quarter of 2010 when reading this MD&A. We also encourage you to read BCE Inc.’s MD&A for the year ended December 31, 2009 dated March 11, 2010 (BCE 2009 Annual MD&A). In preparing this MD&A, we have taken into account information available to us up to May 5, 2010, the date of this MD&A, unless otherwise stated.

You will find more information about us, including BCE Inc.’s annual information form for the year ended December 31, 2009 dated March 11, 2010 (BCE 2009 AIF) and recent financial reports, on BCE Inc.’s website at www.bce.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

This MD&A comments on our operations, performance and financial condition for the three months (Q1) ended March 31, 2010 and 2009.

About Forward-Looking Statements

This MD&A and, in particular, but without limitation, the section of this MD&A entitled Assumptions and Risks that Could Affect Our Business and Results, contains forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to certain aspects of the business outlook of Bell’s Wireline and Wireless segments, our fibre-optic deployment plans, and our plan to launch Internet Protocol Television (IPTV) in the course of 2010. Forward-looking statements also include any other statements that do not refer to historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements may include words such as aim, anticipate, assumption, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, project, seek, should, strategy, strive, target and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.
     Unless otherwise indicated by us, forward-looking statements in this MD&A describe our expectations at May 5, 2010 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
     Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements are provided in this MD&A for the purpose of giving information about management’s current strategic priorities, expectations and plans and allowing investors and others to get a better understanding of our business outlook and operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.
     Forward-looking statements made in this MD&A are based on a number of assumptions that we believed were reasonable on May 5, 2010. Refer, in particular, to the section of this MD&A entitled Assumptions and Risks that Could Affect Our Business and Results for a description of certain key economic, market and operational assumptions we have used in making forward-looking statements contained in this MD&A. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect. Unless otherwise indicated in this MD&A, the strategic priorities, business outlooks and assumptions described in the BCE 2009 MD&A remain substantially unchanged.
     Important risk factors that could cause actual results or events to differ materially from those expressed in or implied by the above mentioned forward-looking statements and other forward-looking statements included in this MD&A include, but are not limited to: the intensity of competitive activity, including the increase in wireless competitive activity that is expected to result from Industry Canada’s licensing of advanced wireless services (AWS) spectrum to new wireless entrants, and the resulting impact on our ability to retain existing, and attract new, customers, and on our pricing strategies and financial results; general economic and financial market conditions, the level of consumer confidence and spending, and the demand for, and prices of, our products and services; our ability to implement our strategies and plans in order to produce the expected benefits; our ability to continue to implement our cost reduction initiatives and contain capital intensity while seeking to improve customer service; our ability to respond to technological changes and rapidly offer new products and services; increased contributions to employee benefit plans; events affecting the functionality of, and our ability to protect, maintain and replace, our networks, information technology (IT) systems and software; events affecting the ability of third-party suppliers to provide to us essential products and services; the quality of our network and customer equipment and the extent to which they may be subject to manufacturing defects; labour disruptions; the potential

2  BCE INC.  Q1 2010  QUARTERLY REPORT

Management’s Discussion and Analysis

adverse effects on our Internet and wireless businesses of the significant increase in broadband demand; our ability to raise the capital we need to implement our business plan, including for BCE Inc.’s share buyback program and dividend payments and to fund capital and other expenditures and generally meet our financial obligations; our ability to discontinue certain traditional services as necessary to improve capital and operating efficiencies; regulatory initiatives or proceedings, litigation and changes in laws or regulations; launch and in-orbit risks of satellites used by Bell ExpressVu Limited Partnership (Bell TV); competition from unregulated U.S. direct-to-home (DTH) satellite television services sold illegally in Canada and the theft of our satellite television services; BCE Inc.’s dependence on the ability of its subsidiaries, joint ventures and other companies in which it has an interest to pay dividends and make other distributions; there can be no certainty that dividends will be declared by BCE Inc.’s board of directors or that BCE Inc.’s dividend policy will be maintained; stock market volatility; our ability to maintain customer service and our networks operational in the event of the occurrence of epidemics, pandemics and other health risks; health concerns about radio frequency emissions from wireless devices; and loss of key employees.
     These and other risk factors that could cause actual results or events to differ materially from our expectations expressed in or implied by our forward-looking statements are discussed in this MD&A and, in particular, under Updates to Our Regulatory Environment and Assumptions and Risks that Could Affect Our Business and Results.
     We caution readers that the risks described above are not the only ones that could impact us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial condition or results of operations.
     Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after May 5, 2010. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business.

About Our Business

QUARTER IN REVIEW

Our results this quarter showed a healthy balance of solid financial performance, led by strong earnings and substantial cash flow, and improved subscriber acquisition, all of which delivered improved operating momentum.
     Revenues at Bell increased 3.8% in Q1 2010, driven mainly by the inclusion of results from The Source (Bell) Electronics Inc. (The Source) and Virgin Mobile Canada (Virgin) and significantly higher wireless revenue growth. Increased revenues from our TV, Internet and Internet protocol (IP) broadband connectivity services, as well as increased equipment sales to large business customers, also contributed to higher year-over-year revenues this quarter. Our overall revenue performance this quarter also reflected an economy that is at an early stage of recovery as employment rates, new business formation and consumer spending have yet to return to pre-recession levels.
     Operating income at Bell was 21.3% higher in the first quarter of 2010, due mainly to higher EBITDA(1) and lower restructuring and other charges. EBITDA growth of 2.0% this quarter was tempered by higher expenses related to Bell’s role as exclusive telecommunications provider and sponsor of the Vancouver Winter Olympics, as well as by an unanticipated outcome of an arbitration decision of a contract dispute related to prior years. The impact of these factors was offset partially by a reversal of a pension valuation allowance, which contributed to lower overall pension expense year over year. Excluding these items, Bell’s EBITDA increased 4.1% in Q1 2010, mainly as a result of higher operating revenues and expense savings from various cost containment initiatives, including previous labour force reductions, supplier procurement savings, productivity improvements in our field operations and hedging of our U.S. dollar-denominated purchases at more favourable rates. Our EBITDA performance this quarter also reflected a relatively stable rate of erosion in our high-margin residential wireline business as evidenced by fewer network access service (NAS) line losses year over year.
     We balanced solid financial performance this quarter with improved wireless, TV and high-speed Internet subscriber acquisition. We grew total net customer connections from these services by approximately 78% year over year, reflecting effective execution of our marketing program, ongoing improvement in service delivery, and the positive impact of our investments in new wireless and higher-speed wireline broadband networks.
     Total wireless net activations increased 84% this quarter to 55,625 on a record number of first-quarter gross customer activations which grew 17.2% year over year. This performance was enabled by the launch of the new high-speed packet access (HSPA+) network, our expanded line-up of smartphone devices, and the availability of Bell Mobility Inc. (Bell Mobility) and Virgin wireless products at The Source. Postpaid net activations more than doubled as compared to Q1 2009, increasing to a best-ever first-quarter total of 81,212. By leveraging our new wireless network and distribution capabilities, we captured a significantly higher market share of the postpaid net activations reported by the three major wireless carriers in Canada in Q1 2010, which increased to 42% from 19% in the first quarter of 2009. We lost 25,587 net prepaid customers due to a higher number of inactive customer accounts.

(1)	EBITDA (earnings before interest, taxes, depreciation and amortization of intangible assets) is a non-GAAP financial measure. See Non-GAAP Financial Measures – EBITDA in this MD&A for more details, including a reconciliation to the most comparable Canadian GAAP financial measure.

BCE INC.  Q1 2010  QUARTERLY REPORT  3

Management’s Discussion and Analysis

     Bell TV continued to leverage its position as the industry leader in high-definition (HD) programming and introduced enhancements to its DTH satellite platform. This supported the addition of 19,889 net new TV subscribers in Q1 2010, representing a 69% increase compared with the previous year. The year-over-year improvement was mainly due to higher wholesale activations and increased sales in our direct retail channels.
     High-speed Internet net activations were up 67% this quarter to 10,467, even with a maturing Canadian Internet market and continuing aggressive acquisition offers from our competitors. The year-over-year increase was due to higher residential net activations and fewer business customer deactivations. Our improved residential performance was driven mainly by lower churn as a result of our competitive product offers during the quarter, which included the launch of Bell Fibe Internet, and improvements in service delivery.
     Bell’s NAS line losses in Q1 2010 improved 4.2% year over year, even with ongoing aggressive competition from the cable TV operators, reflecting more effective residential winback efforts, the positive impact of bundled service offerings, and fewer losses to competitive local exchange carriers (CLECs). While both residential and business net losses improved this quarter, the annualized rate of total NAS erosion increased to 6.1% from 5.5% in the first quarter of 2009, reflecting a higher number of business customer disconnections and fewer new installations over the past year due to the soft economy.
     Capital spending at Bell decreased 10.6% this quarter to $431 million from $482 million in Q1 2009, mainly as a result of higher spending in 2009 on the construction of the HSPA+ wireless network which was launched in November 2009. Although total expenditures were lower year over year, we maintained spending on key strategic priorities, including the deployment of fibre to our wireline broadband network and investments to improve overall customer service.
     For BCE, operating revenues grew 2.3% in Q1 2010 and EBITDA increased 1.4%, mainly as a result of better year-over-year results at Bell as described above.
     BCE’s cash flows from operating activities increased to $1,098 million in Q1 2010 from $925 million in Q1 2009. Free cash flow(2) available to BCE Inc.’s common shareholders more than doubled year-over-year to $545 million in Q1 2010 from $272 million in Q1 2009. The year-over-year increase was primarily the result of lower cash taxes paid due to savings from a voluntary $500 million pension plan contribution made at the end of 2009, decreased capital spending and improvements in working capital.
     Net earnings applicable to common shares for the first quarter of 2010 were $608 million, or $0.79 per share, compared with $377 million, or $0.48 per share, in the first quarter of 2009. The year-over-year increase in earnings was due mainly to lower restructuring and other charges and gains on sale of non-core assets. Adjusted net earnings per share(3) (Adjusted EPS) increased 14.0% to $0.65 per common share in Q1 2010 from $0.57 per common share in the previous year, primarily as a result of higher EBITDA, decreased interest expense, lower depreciation and amortization expense and fewer common shares outstanding due to share repurchases under BCE Inc.’s current normal course issuer bid (NCIB) program.

Bell Customer Connections

		TOTAL
	Q1 2010	CONNECTIONS
	NET	MARCH 31,
	ACTIVATIONS	2010

NAS	(99,829)	6,761,193

Growth services portfolio:
Wireless	55,625	6,888,927
High-speed Internet	10,467	2,067,458
TV	19,889	1,968,766

Total growth services	85,981	10,925,151

OTHER CORPORATE AND BUSINESS DEVELOPMENTS

Launch of Bell Wireless products at The Source

The Source began rolling out Bell Mobility and Virgin wireless products to its retail locations on January 4, 2010. The Source, with its approximately 750 retail stores across Canada, gives us a national presence in the busiest shopping malls and significantly increases the number of places where customers can buy Bell products and services.

(2)

Free cash flow is a non-GAAP financial measure. See Non-GAAP Financial Measures – Free cash flow in this MD&A for more details, including a reconciliation to the most comparable Canadian GAAP financial measure.

(3)	Adjusted net earnings and Adjusted EPS are non-GAAP financial measures. See Non-GAAP Financial Measures – Adjusted net earnings in this MD&A for more details, including a reconciliation to the most comparable Canadian GAAP financial measure.

4  BCE INC.  Q1 2010  QUARTERLY REPORT

Management’s Discussion and Analysis

New broadband fibre initiatives

Several new fibre initiatives supporting Bell’s broadband investment strategy were introduced during the first quarter of 2010, including the deployment of fibre-to-the-home (FTTH) in Québec City and to new housing developments in Ontario and Québec, as well as the launch of an enhanced Internet service called Bell Fibe.
     FTTH will offer consumer and business customers Internet download speeds of approximately 100 Megabits per second (Mbps) and upload speeds of approximately 20 Mbps. One of the first FTTH deployments in Canada, Bell’s Québec City initiative is the largest city-wide FTTH roll-out in Canada. Because the Québec City region is served largely by aerial infrastructure – above-ground wiring on utility poles – these extensive fibre deployments can be accomplished much faster and more economically than in centres with underground infrastructure.
     The deployment of FTTH in all new urban and suburban housing developments in Ontario and Québec is expected to begin in the second half of 2010. This is in addition to the company’s deployment of fibre-to-the-building (FTTB) in multiple-dwelling units (MDUs) already under way.
     The launch of Bell Fibe Internet, enabled by our extensive fibre-to-the-node (FTTN) broadband deployment, is available to customers in Montréal and the Greater Toronto Area and provides customers access to increased upload speeds as high as 7 Mbps and download speeds up to 25 Mbps. At the end of the first quarter of 2010, 3.1 million homes were within our FTTN footprint, up from 2.5 million a year ago.

Sale of non-core asset

In the first quarter of 2010, BCE Inc. completed the sale of 22.1 million shares in satellite services company SkyTerra Communications Inc. (SkyTerra) following the acquisition of SkyTerra by private investment firm Harbinger Capital Partners. The sale yielded proceeds of approximately $113 million. The sale of our interest in SkyTerra is consistent with our objective to eliminate holdings in businesses that do not enhance the execution of our strategic imperatives. The proceeds of this transaction will support our strategic imperative to invest in broadband network and service expansion.

Repurchase of common shares

In the first quarter of 2010, BCE Inc. commenced a share buyback program to purchase for cancellation up to 20 million of its outstanding common shares, subject to a maximum aggregate purchase price of $500 million, through a NCIB over a twelve-month period starting December 29, 2009 and ending on December 28, 2010. At May 5, 2010, BCE Inc. had purchased and cancelled 8.2 million common shares for a total cost of $240 million.

BCE INC.  Q1 2010  QUARTERLY REPORT  5

Management’s Discussion and Analysis

Quarterly Financial Information

The following table shows selected consolidated financial data of BCE, prepared in accordance with Canadian generally accepted accounting principles (GAAP), for the eight most recently completed quarters. This information has been prepared on the same basis as the annual consolidated financial statements, but is unaudited.

	2010			2009			2008

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Operating revenues	4,432	4,650	4,457	4,297	4,331	4,476	4,437	4,388
EBITDA(1)	1,784	1,737	1,801	1,791	1,760	1,741	1,769	1,743
Depreciation	(610)	(704)	(636)	(630)	(625)	(683)	(619)	(612)
Amortization of intangible assets	(183)	(200)	(192)	(191)	(193)	(185)	(173)	(175)
Restructuring and other	(29)	(82)	(191)	(146)	(108)	(207)	(310)	(71)

Operating income	962	751	782	824	834	666	667	885
Earnings from continuing operations	637	377	584	376	412	23	303	415
Discontinued operations	–	(1)	–	(4)	(6)	(41)	(23)	(23)

Net earnings (loss)	637	376	584	372	406	(18)	280	392
Net earnings (loss) applicable to common shares	608	350	558	346	377	(48)	248	361
Net earnings (loss) per common share
Continuing operations – basic	0.79	0.46	0.72	0.45	0.49	(0.01)	0.34	0.48
Continuing operations – diluted	0.79	0.46	0.72	0.45	0.49	(0.01)	0.33	0.48
Net earnings – basic	0.79	0.46	0.72	0.45	0.48	(0.06)	0.31	0.45
Net earnings – diluted	0.79	0.46	0.72	0.45	0.48	(0.06)	0.30	0.45
Included in net earnings (loss):
Net gains (losses) on investments
Continuing operations	125	11	36	–	1	(346)	(14)	4
Discontinued operations	–	–	(4)	(3)	–	(26)	(16)	(20)
Restructuring and other	(17)	(48)	(123)	(98)	(70)	(117)	(210)	(48)
Adjusted net earnings(2)	500	387	649	447	446	441	488	425
Adjusted EPS(2)	0.65	0.51	0.84	0.58	0.57	0.55	0.60	0.53
Average number of common shares outstanding – basic (millions)	765.7	767.2	767.2	769.0	788.3	806.4	806.0	805.6

(1)	EBITDA (earnings before interest, taxes, depreciation and amortization of intangible assets) is a non-GAAP financial measure. See Non-GAAP Financial Measures – EBITDA in this MD&A for more details, including a reconciliation to the most comparable Canadian GAAP financial measure.
(2)	The terms Adjusted net earnings and Adjusted EPS are non-GAAP financial measures. See Non-GAAP Financial Measures – Adjusted net earnings in this MD&A for more details, including a reconciliation to the most comparable Canadian GAAP financial measure.

6  BCE INC.  Q1 2010  QUARTERLY REPORT

Management’s Discussion and Analysis

Financial Results Analysis

This section provides detailed information and analysis about our performance in the first quarter of 2010 compared with the first quarter of 2009. It focuses on our consolidated operating results and provides financial information for each of our operating segments.

CONSOLIDATED ANALYSIS

	Q1 2010	Q1 2009	% CHANGE

Operating revenues	4,432	4,331	2.3%
Cost of revenue, exclusive of depreciation and amortization	(1,174)	(1,086)	(8.1%)
Selling, general and administrative expenses	(1,474)	(1,485)	0.7%

EBITDA	1,784	1,760	1.4%
Depreciation	(610)	(625)	2.4%
Amortization of intangible assets	(183)	(193)	5.2%
Restructuring and other	(29)	(108)	73.1%

Operating income	962	834	15.3%
Other income	120	1	n.m.
Interest expense	(165)	(191)	13.6%

Pre-tax earnings from continuing operations	917	644	42.4%
Income taxes	(204)	(148)	(37.8%)
Non-controlling interest	(76)	(84)	9.5%

Earnings from continuing operations	637	412	54.6%
Discontinued operations	–	(6)	n.m.

Net earnings	637	406	56.9%
Dividends on preferred shares	(29)	(29)	–

Net earnings applicable to common shares	608	377	61.3%

Earnings per share (EPS)	0.79	0.48	64.6%

Adjusted EPS	0.65	0.57	14.0%

n.m.: not meaningful

Operating Revenues

Total operating revenues at BCE were $4,432 million in the first quarter of 2010, up from $4,331 million in the first three months of 2009. Higher revenues from Bell, partly offset by lower revenues at Bell Aliant, resulted in the year-over-year increase in total operating revenues this quarter.
     Bell revenue increased 3.8% in Q1 2010 to $3,758 million from $3,622 million in the same quarter last year, due to higher revenues generated by both our Bell Wireline and Bell Wireless segments. Bell’s operating revenue in the quarter was comprised of service revenues totalling $3,389 million and product revenues of $369 million, representing improvements of 0.6% and 46%, respectively, when compared with the first quarter of 2009.
     Bell Wireline’s revenues increased 2.5% in Q1 2010, compared with the same quarter last year, due to higher product revenues resulting from the acquisition of The Source. Growth in revenues from our video, Internet and IP broadband connectivity services, and increased equipment sales to business customers also contributed to the year-over-year improvement. This was partly offset by a decline in local residential voice and long distance revenues reflecting a reduction in the NAS customer base, decreased connectivity revenues due mainly to business customer losses and competitive pricing pressures, as well as higher business NAS losses and continued soft demand for new access line installations from small business customers given the gradual improvement in the economy.
     Bell Wireless segment revenue growth of 7.0% in the first quarter of 2010 was due primarily to higher service revenues driven by a larger subscriber base, increased data usage, and the revenue contribution from the acquisition of Virgin.
     Revenues at Bell Aliant were 4.8% lower in the first quarter of 2010 compared with the same quarter last year, due to the continued decline in its local voice and long distance revenues, largely attributable to competitive losses and substitution for other services, as well as to lower IT product sales. These decreases were partially offset by higher revenues from growth in Internet and IP-based broadband connectivity services, and an increase in wireless revenues.
     See Segmented Analysis for a discussion of operating revenues on a segmented basis.

BCE INC.  Q1 2010  QUARTERLY REPORT  7

Management’s Discussion and Analysis

Operating Expenses

Operating expenses for BCE in the first three months of 2010 were $2,648 million, compared with $2,571 million in the first quarter of 2009. The year-over-year increase was due to higher cost of revenue, offset partly by lower selling, general and administrative expenses.
     Cost of revenue was $1,174 million in the first quarter of 2010, compared with $1,086 million in the previous year, representing a year-over-year increase of 8.1%. Higher cost of revenue can be attributed mainly to inclusion of operating expenses in our results from the acquisitions of The Source and Virgin, increased equipment sales, primarily to large business customers, and costs relating to a greater number of wireless gross activations and handset upgrades year over year. Higher wireless network expenses related to our new HSPA+ network facilities and increased wireless data usage, higher cost of service at Bell TV from a larger subscriber base and increased programming costs, as well as higher expenses related to Bell’s role as the sole telecommunications provider of the Vancouver Winter Olympics, also contributed to the year-over-year increase in cost of revenue. These factors were partly offset by decreased payments to other carriers due to reduced rates for traffic settled on their networks, and by cost savings realized through renegotiated service contracts with certain key IT vendors and outsource suppliers. Lower U.S. dollar hedge rates in 2010 on our U.S. dollar-denominated purchases of wireless devices, video set-top boxes (STBs) and cross-border exchange traffic also moderated the year-over-year increase in cost of revenue in the first quarter of this year.
     Selling, general and administrative expenses include salaries, wages and benefits not directly attributable to a service or a product, net benefit plans cost, bad debt expense, taxes other than income, marketing, advertising and sales commission costs, customer billing, call centre and IT costs, professional service fees and rent. Selling, general and administrative expenses decreased 0.7% to $1,474 million in Q1 2010 from $1,485 million in the same quarter in 2009. The year-over-year improvement can be attributed to:

  lower labour costs due to a reduced workforce (excluding the impact of acquisitions), as well as a decrease in outsourced labour as a result of improved install and repair times for Bell’s home products and reduced call centre volumes lower net benefit plans cost.

These factors were partly offset by a number of cost increases at Bell in Q1 2010, including:

  higher operating expenses from the consolidation of The Source and Virgin in our results higher wireless subscriber acquisition costs and retention spending increased customer care costs, including increased warranty and repair costs, as a result of supporting more sophisticated wireless devices and mobile services increased sales and marketing costs to promote our new HSPA+ network and related wireless devices higher advertising due to our sponsorship of the Vancouver Winter Olympics an unanticipated outcome of an arbitration decision of a contract dispute related to prior years.

Operating Income

BCE’s operating income was $962 million in the first quarter of 2010, up 15.3% from $834 million in the corresponding quarter last year, due to higher operating income at Bell.
     Bell’s operating income grew 21.3% in Q1 2010 to $787 million from $649 million in Q1 2009, mainly as a result of lower restructuring and other charges in 2009 when charges were recorded for voluntary and involuntary workforce reduction initiatives, including a retirement incentive for unionized employees, and the consolidation of employees to campus environments. Higher operating revenue, lower net benefit plans cost and decreased depreciation and amortization expense also contributed to the year-over-year increase in operating income at Bell, which was offset partly by the factors described above that contributed to higher operating expenses.
     Bell Aliant’s operating income in the first quarter of 2010 was $175 million, compared with $185 million in the same quarter last year. The slight decrease can be attributed to lower operating revenues, offset partly by lower operating expenses driven largely by the positive impact of cost containment initiatives such as workforce reductions and tight control over discretionary expenses.
     See Segmented Analysis for a discussion of operating income on a segmented basis.

EBITDA

EBITDA at BCE increased 1.4% in the first quarter of 2010 to $1,784 million from $1,760 million in the same quarter last year, due to higher EBITDA at Bell. BCE’s EBITDA margin remained relatively stable year over year, decreasing slightly to 40.3% in Q1 2010 from 40.6% in Q1 2009.
     Bell’s EBITDA in the first three months of 2010 was $1,455 million, up 2.0% from $1,426 million in the same period last year. The year-over-year increase in Bell’s EBITDA was driven by lower net benefit plans cost, which favourably impacted Bell Wireline’s EBITDA this quarter, while Bell Wireless’ EBITDA was down compared with the previous year due in part to an unanticipated outcome of an arbitration decision of a contract dispute related to prior years. As a result, Bell’s EBITDA margin also decreased year-over-year to 38.7% in Q1 2010 from 39.4% in Q1 2009.

8  BCE INC.  Q1 2010  QUARTERLY REPORT

Management’s Discussion and Analysis

     Bell Wireless’s EBITDA decreased 5.1% in Q1 2010. Excluding the impact of an unanticipated outcome of an arbitration decision of a contract dispute related to prior years, Bell Wireless’s EBITDA decreased 1.2% in Q1 2010 despite improved revenue growth, mainly as a result of the cost of acquiring a greater number of new subscribers year over year, increased cost of product sales, higher network-related expenses, and higher spending on customer retention and handset upgrades.
     EBITDA at our Bell Wireline segment increased 5.1% in Q1 2010, due primarily to lower net benefit plans cost, decreased labour costs attributable to a reduced workforce and productivity improvements, decreased payments to other carriers due to lower rates for traffic terminated on their networks, as well as to cost savings achieved from vendor contract renegotiations with key IT and other outsource suppliers. The ongoing decrease in higher-margin legacy voice and data revenues, the inclusion of operating expenses from the acquisition of The Source, and costs related to our sponsorship of the Vancouver Winter Olympics partly offset the year-over-year improvement in Bell Wireline’s EBITDA.
     Bell Aliant’s EBITDA in the first quarter of 2010 was down 1.5% year over year. The year-over-year decrease was due mainly to lower operating revenues, offset partly by reduced operating expenses.
     Lower net benefit plans cost had a positive impact on Bell’s EBITDA in the first quarter of 2010. Net benefit plans cost at Bell totalled $4 million this quarter, down from $64 million in the same quarter last year. The year-over-year improvement can be attributed to higher returns on plan assets in 2009 and a $500 million voluntary pension contribution made to Bell’s defined benefit plan in December 2009, offset partly by the impact of a lower discount rate. Bell’s net benefit plans cost in the first quarter of 2010 also reflected a reversal of a valuation allowance. Net benefit plans cost at Bell Aliant in the first quarter was unchanged, year over year, at $24 million. Accordingly, net benefit plans cost for BCE was $28 million in the first quarter of 2010, compared with $88 million for the same quarter in the previous year.

Depreciation and Amortization of Intangible Assets

Depreciation

Depreciation of $610 million in the first quarter of 2010 represented a decrease of $15 million, or 2.4%, compared to $625 million for the same period last year due to lower depreciation rates used under the group method and a lower asset base.

Amortization of Intangible Assets

Amortization of intangible assets of $183 million in the first quarter of 2010 represented a decrease of $10 million, or 5.2%, compared to $193 million for the same period last year as a large intangible asset became fully amortized at the end of 2009.

Restructuring and Other

We recorded restructuring and other charges of $29 million in the first quarter of 2010. These included:

  charges related to voluntary and involuntary workforce reduction initiatives of $11 million at Bell and $11 million at Bell Aliant charges of $2 million at Bell for relocating employees and closing real estate facilities that are no longer needed other charges of $5 million.

We recorded restructuring and other charges of $108 million in the first quarter of 2009. These included:

  charges related to voluntary and involuntary workforce reduction initiatives of $57 million at Bell and $8 million at Bell Aliant charges of $33 million at Bell for relocating employees and closing real estate facilities that are no longer needed other charges of $10 million.

Other Income

In Q1 2010, we recorded other income of $120 million primarily from the gain on sale of our investment in SkyTerra.

Interest Expense

Interest expense of $165 million in the first quarter of 2010 represented a decrease of $26 million, or 13.6%, compared to $191 million for the same period last year as a result of lower average debt levels.

Income Taxes

Income taxes of $204 million in the first quarter of 2010 represented an increase of $56 million, or 37.8%, compared to $148 million for the same period last year mainly as a result of higher taxable earnings partially offset by a decrease in the statutory tax rates in 2010.

BCE INC.  Q1 2010  QUARTERLY REPORT  9

Management’s Discussion and Analysis

Non-Controlling Interest

Non-controlling interest of $76 million in the first quarter of 2010 represented a decrease of $8 million, or 9.5%, compared to $84 million for the same period last year due to lower earnings at Bell Aliant.

Net Earnings and EPS

Net earnings applicable to common shares for the first quarter of 2010 were $608 million, or $0.79 per common share, compared with net earnings of $377 million, or $0.48 per common share for the same period last year. The increase is due in part to a decrease in restructuring and other charges in Q1 2010 as compared to Q1 2009 as well as higher gains on investments in Q1 2010 as compared to the same period last year.
     Excluding the impact of these restructuring and other charges and gains on investments, Adjusted net earnings were $500 million in the first quarter of 2010, an increase of $54 million compared to $446 million for the same period last year. This increase was a result of higher EBITDA, lower depreciation and amortization expense and lower interest expense. As a result, Adjusted EPS increased 14.0% in Q1 2010 to $0.65 per common share from $0.57 in Q1 2009, which also reflects the impact of fewer outstanding common shares.

SEGMENTED ANALYSIS

OPERATING REVENUES	Q1 2010	Q1 2009	% CHANGE

Bell Wireline	2,658	2,592	2.5%
Bell Wireless	1,153	1,078	7.0%
Inter-segment eliminations	(53)	(48)	(10.4%)

Bell	3,758	3,622	3.8%
Bell Aliant	779	818	(4.8%)
Inter-segment eliminations	(105)	(109)	3.7%

Total operating revenues	4,432	4,331	2.3%

OPERATING INCOME	Q1 2010	Q1 2009	% CHANGE

Bell Wireline	516	349	47.9%
Bell Wireless	271	300	(9.7%)

Bell	787	649	21.3%
Bell Aliant	175	185	(5.4%)

Total operating income	962	834	15.3%

Bell Wireline Segment

Bell Wireline Revenue

BELL WIRELINE REVENUE	Q1 2010	Q1 2009	% CHANGE

Local and access	762	805	(5.3%)
Long distance	238	278	(14.4%)
Data	912	912	–
Video	428	387	10.6%
Equipment & other	237	133	78.2%

Total external revenues	2,577	2,515	2.5%
Inter-segment revenues	81	77	5.2%

Total Bell Wireline revenue	2,658	2,592	2.5%

Bell Wireline’s revenues totalled $2,658 million in the first quarter of 2010, up 2.5% from $2,592 million in the first quarter of 2009. Year-over-year revenue increases of $41 million in video and $104 million in equipment and other were partly offset by decreases of $43 million and $40 million in local and access and long distance, respectively. Data revenue was constant year over year.

10  BCE INC.  Q1 2010  QUARTERLY REPORT

Management’s Discussion and Analysis

Local and access

Local and access revenues declined 5.3% in the first quarter of 2010 to $762 million from $805 million in the first quarter of 2009. The year-over-year decrease was due largely to ongoing NAS erosion and reprice pressures mainly within our large business segment from matching competitive offers. The adverse impact of these factors in Q1 2010 was moderated by price increases applied at the beginning of 2010 on our Home Phone packages.
     Our NAS net losses in the first three months of 2010 were 99,829, representing a 4.2% improvement as compared to 104,239 net losses in the corresponding period last year. This result reflected decreased residential and business NAS line losses of 2.8% and 8.5%, respectively, year-over-year. Despite ongoing aggressive competition from both cable TV operators and CLECs, the year-over-year reductions in NAS line losses can be attributed to the benefits of service bundling, more effective winback efforts, fewer losses to CLECs, and the slowing of our cable TV competitors’ geographic expansion of digital telephone service.
     At March 31, 2010, our combined residential and business NAS customer base totalled 6,761,193 lines (comprised of 3,810,912 residential lines and 2,950,281 business lines), compared with 7,204,207 lines (comprised of 4,143,305 residential lines and 3,060,902 business lines) at the end of the first quarter of 2009. While we experienced fewer NAS losses year over year, the annualized rate of erosion on our total NAS customer base was 6.1% in the first quarter of 2010 compared with 5.5% in the first quarter of 2009. Consistent with an economy in the beginning stages of recovery, our rate of business NAS erosion stabilized quarter over quarter, decreasing to 3.6% from 3.7% in Q4 2009. However, given the higher number of business customer disconnections and soft demand for new installations in Ontario and Québec over the past year, our annualized rate of business NAS erosion was higher, year over year, at 3.6% compared with 2.2% in the first quarter of 2009. Our annualized rate of residential NAS erosion of 8.0% in Q1 2010 was relatively stable compared with 7.9% in the previous quarter and 7.8% in Q1 2009.

Long distance

Long distance revenues decreased 14.4% in the first quarter of 2010 to $238 million from $278 million in the first quarter of 2009, due primarily to lower billed minute volumes resulting from residential and business NAS line erosion, toll competition, rate pressures in our business and wholesale markets, as well as technological substitution to wireless and Internet. The continuing shift by residential customers towards unlimited or large usage packages for a set monthly price instead of per-minute rates and the increased adoption of lower priced rate plans by small business customers to optimize overall telecom spending also contributed to lower long distance revenues this quarter.

Data

Data revenues in the first quarter remained unchanged year over year at $912 million. Higher IP broadband connectivity revenue from our business and wholesale customers, increased equipment sales to large business customers, as well as higher Internet service revenue driven by a greater number of high-speed Internet customer connections and higher residential Internet average revenue per unit (ARPU), were offset by lower legacy data revenues and a decline in information and communications technology (ICT) sales. The decline in legacy data revenue can be attributed to ongoing business customer migrations to IP-based systems, competitive losses, pricing pressures in our business and wholesale market segments, and a reduced volume of digital network access circuits in use by our business customers stemming from the slowdown in the economy during the course of last year.
     We added 10,467 net high-speed Internet subscribers in the first quarter of 2010 compared with 6,288 in the first three months of 2009. Notwithstanding a maturing Internet market, our competitors’ continuing aggressive acquisition offers and the growing popularity of wireless Internet sticks, the year-over-year increase in high-speed Internet subscribers was due to higher residential net activations and fewer business customer deactivations. Our improved residential performance was driven mainly by lower churn as a result of our competitive product offers during the quarter, including the launch of Bell Fibe, and improvements in service delivery. At March 31, 2010, we had 2,067,458 high-speed Internet subscribers, representing a 0.3% increase since the end of the first quarter of 2009.

Video

Video revenues increased 10.6% in the first quarter of 2010 to $428 million from $387 million in the first quarter of 2009 as a result of higher ARPU and a larger customer base. Video ARPU in Q1 2010 was up 5.5%, or $3.76, to $72.60 per month from $68.84 per month in Q1 2009. The year-over-year improvement in video ARPU was due to customer upgrades to higher-priced programming packages, driven partly by increased customer adoption of premium STBs, and price increases.
     We added 19,889 net video subscribers in the first quarter of 2010, compared with 11,743 in the same quarter last year. The year-over-year improvement can be attributed mainly to higher wholesale activations and increased sales through our direct channels. Our video churn rate in Q1 2010 remained unchanged year over year at 1.1%. At March 31, 2010, our video subscriber base totalled 1,968,766, representing a 5.6% increase since the end of Q1 2009.

BCE INC.  Q1 2010  QUARTERLY REPORT  11

Management’s Discussion and Analysis

Equipment & other

Equipment and other revenues increased 78% to $237 million in the first quarter of 2010 from $133 million in the same quarter last year, mainly as a result of the acquisition of The Source in the third quarter of 2009.

Bell Wireline Operating Income

Operating income for our Bell Wireline segment was $516 million in the first quarter of 2010, up from $349 million in the first quarter of 2009. The year-over-year increase was due primarily to:

  higher video, Internet and IP broadband connectivity revenues, and increased equipment sales to business customers a decline in labour costs due to a reduced workforce (excluding the impact of acquisitions), and decreased use of outsourced labour and contractors as a result of improved install and repair times for Bell’s home products and lower contact centre call volume decreased payments to other carriers due to reduced rates

  cost savings realized through renegotiated contracts with IT vendors and other outsource suppliers lower U.S. dollar hedge rates in 2010 on our U.S. dollar-denominated purchases decreased net benefit plans cost

  lower depreciation and amortization expense

  lower restructuring and other charges in 2010.

The favourable impact on operating income this quarter from these factors was partly offset by:

  the loss of higher-margin legacy voice and data revenues due to erosion of our residential NAS customer base and business customer losses increased cost of service at Bell TV as a result of subscriber base growth and increased programming costs due to the addition of new channels to our content line-up higher operating expenses and marketing costs related to Bell’s sponsorship of the Vancouver Winter Olympics.

Bell Wireless Segment

Bell Wireless Revenue

BELL WIRELESS REVENUE	Q1 2010	Q1 2009	% CHANGE

Service	1,056	986	7.1%
Product	86	82	4.9%

Total external revenues	1,142	1,068	6.9%
Inter-segment revenues	11	10	10.0%

Total Bell Wireless revenue	1,153	1,078	7.0%

Bell Wireless operating revenues, comprised of network service and product revenues, increased 7.0% to $1,153 million in the first quarter of 2010 from $1,078 million in the first quarter of 2009.
     Wireless service revenue in Q1 2010 grew by 7.1% to $1,056 million from $986 million in Q1 2009. The year-over-year improvement was the result of subscriber base growth, increased wireless data usage, and the acquisition of Virgin.
     Product revenues were 4.9% higher in the first quarter of 2010, increasing to $86 million from $82 million in the same quarter in 2009. The year-over-year increase was due to the acquisitions of The Source and Virgin, increased sales of smartphones and other wireless handsets due to higher subscriber acquisition and upgrade volumes, as well as increased sales of wireless Internet sticks.
     Beginning in the third quarter of 2009, wireless ARPU, churn and cost of acquisition (COA) reflect 100% of Virgin’s results. These metrics, prior to this time, reflected our previous 50% ownership. Wireless gross activations, net activations and end-of-period subscribers in prior periods always have included 100% of Virgin’s subscribers.
     Blended ARPU decreased to $50.07 per month in Q1 2010 from $51.52 in Q1 2009, due primarily to the inclusion of a higher proportion of Virgin prepaid customers in our ARPU calculation and lower postpaid ARPU year over year.
     Postpaid ARPU decreased slightly year over year to $61.72 per month in Q1 2010 from $62.34 per month in Q1 2009. The decrease can be attributed to lower voice ARPU stemming from increased customer adoption of richer rate plans with more services and voice minutes included at lower monthly prices (including the elimination of system access fees on new rate plans launched in November 2009 that are only partly compensated for by a $5 monthly increase), reduced usage as employment rates and travel have not returned to pre-recession levels, and competitive pricing pressures due to increased market penetration by discount/flanker brands. The higher proportion of wireless Internet stick subscribers, year over year, also contributed to lower postpaid ARPU in 2010. These factors were offset partly by growth in data ARPU, reflecting increased use of text messaging, e-mail, wireless Internet access and other mobile applications, and increased adoption of data plans consistent with the sale of a greater number of smartphones and other data-capable devices. Higher roaming revenues also moderated the year-over-year decrease in postpaid ARPU.
     Prepaid ARPU increased to $16.87 per month in Q1 2010 from $15.38 per month in the same quarter last year, mainly as a result of higher usage.

12  BCE INC.  Q1 2010  QUARTERLY REPORT

Management’s Discussion and Analysis

     Similarly, on a pro forma basis, assuming the acquisition of Virgin occurred on January 1, 2009, postpaid ARPU in Q1 2010 remained essentially unchanged year over year, while prepaid ARPU increased. Postpaid ARPU was $61.72 per month this quarter, compared with $62.24 per month in Q1 2009. Prepaid ARPU improved to $16.87 per month from $16.05 per month in the previous year. As a result, blended ARPU increased slightly to $50.07 per month in Q1 2010 from $49.84 per month in the first three months of 2009.
     We achieved a record number of first-quarter total gross wireless activations this year, which increased 17.2% to 428,834 in Q1 2010 from 365,852 in Q1 2009.
     Postpaid gross activations totalled 264,312 in Q1 2010, up 25.8% compared with 210,131 in the same quarter last year. Postpaid gross activations represented approximately 62% of total gross activations in the first quarter of 2010, compared with 57% in the first quarter of 2009. The year-over-year increase in postpaid gross activations reflected the launch of the new HSPA+ network, our expanded array of smartphone devices (predominantly iPhone, BlackBerry and Android devices), the roll-out of Bell Mobility and Virgin wireless products at The Source at the beginning of January, growth in activations of wireless Internet sticks, and the positive consumer response to our promotional offers.
     Prepaid gross activations increased 5.7% in Q1 2010 to 164,522 from 155,721 in Q1 2009, reflecting growth at Virgin and relatively higher overall market demand for prepaid products.
     Our blended churn rate increased to 1.8% this quarter from 1.6% in Q1 2009, as a result of higher prepaid churn. Prepaid churn increased to 3.4% in Q1 2010 from 2.9% in Q1 2009, due mainly to a higher number of inactive customer accounts year over year. Postpaid churn in the first quarter was unchanged year over year at 1.2%, despite aggressive acquisition offers from our competitors, reflecting targeted customer retention activities and continued enhancements in network coverage and quality.
     On a pro forma basis, our blended churn rate in the first quarter increased to 1.8% this year from 1.7% in 2009. Postpaid churn decreased to 1.2% from 1.3% in Q1 2009, due to lower churn at Virgin, while prepaid churn increased to 3.4% in Q1 2010 from 3.0% in Q1 2009.
     As a result of higher gross activations, total wireless net activations increased 84% in the first quarter of 2010 to 55,625 from 30,295 in the first quarter of 2009. Postpaid net activations more than doubled year over year, increasing to a record first-quarter total of 81,212 in Q1 2010 compared with 35,021 in the first quarter of 2009. However, due to higher churn, prepaid experienced a net subscriber loss of 25,587 in the first quarter of 2010, compared with a net decrease of 4,726 in the same quarter last year. Accordingly, at March 31, 2010, we provided service to 6,888,927 wireless subscribers, representing a 5.5% increase since the end of the first quarter of 2009.

Bell Wireless Operating Income

Our Bell Wireless segment reported operating income of $271 million in the first quarter of 2010, down from $300 million in the first quarter of 2009. The year-over-year decrease was due to a combination of factors, including:

  increased operating expenses consistent with the acquisitions of Virgin and The Source higher subscriber acquisition costs

  increased spending on customer retention and handset upgrades increased expenses to maintain and promote the new HSPA+ network higher costs to support growth in wireless data usage, content and services offered increased labour costs to support a larger number of subscribers increased warranty and repair costs to support more sophisticated devices and services higher payments to other carriers as a result of increased data roaming an unanticipated outcome of an arbitration decision of a contract dispute related to prior years.

These factors were partly offset by higher operating revenues and the favourable impact on product costs from lower U.S. dollar hedge rates in 2010 on our U.S. dollar-denominated purchases of wireless devices.
     Wireless COA per gross activation decreased by 8.8% in Q1 2010 to $362 from $397 in Q1 2009. On a pro forma basis, wireless COA per gross activation decreased by 3.2% in Q1 2010 to $362 from $374 in the previous year. The decline in wireless COA per gross activation was due mainly to the favourable impact of a significantly higher number of gross activations and an increased proportion of wireless Internet stick activations compared to the previous year, offset partly by higher selling and advertising costs.

BCE INC.  Q1 2010  QUARTERLY REPORT  13

Management’s Discussion and Analysis

Bell Aliant Segment

Bell Aliant Revenue

BELL ALIANT REVENUE	Q1 2010	Q1 2009	% CHANGE

Local and access	321	336	(4.5%)
Long distance	92	100	(8.0%)
Data	159	152	4.6%
Wireless	20	18	11.1%
Equipment & other	121	142	(14.8%)

Total external revenues	713	748	(4.7%)
Inter-segment revenues	66	70	(5.7%)

Total Bell Aliant revenue	779	818	(4.8%)

Bell Aliant revenues decreased 4.8% to $779 million in the first quarter of 2010 from $818 million in the same quarter last year. The year-over-year decline resulted from the continued erosion of Bell Aliant’s local wireline and long distance businesses and lower IT product sales. These declines were partly offset by higher revenues from growth in Internet, IP-based broadband connectivity services, and wireless.
     Local and access revenues decreased 4.5% in Q1 2010 to $321 million from $336 million in Q1 2009. This was due to a 5.1% decline in the NAS customer base since the end of the first quarter of 2009, reflecting competitive losses driven by aggressive pricing and an expansion in the cable competitive footprint, as well as substitution for other services including wireless and voice over Internet protocol (VoIP) services. The decline in revenue was moderated by retention programs that targeted high-value customers, pricing increases in certain areas of Bell Aliant’s territory, and increased penetration of features and service bundles. At March 31, 2010, Bell Aliant had 2,887,641 NAS in service, compared with 3,043,793 NAS one year earlier.
     Long distance revenues were $92 million in the first quarter of 2010, down 8.0% as compared to $100 million in the first quarter of 2009. The decrease was due to a year-over-year decline in minutes of use resulting from competitive losses and technology substitution to wireless calling and IP-based services. The continued shift by residential customers from per-minute rate plans to fixed-price packages also contributed to lower long distance revenues at Bell Aliant this quarter.
     Data revenues increased 4.6% in the first quarter of 2010 to $159 million from $152 million in the first quarter of 2009. The year-over-year improvement can be attributed largely to higher Internet revenues driven by a 6.5% increase in the number of high-speed subscribers and higher residential ARPU from growth in value-added services and price increases in 2009. At March 31, 2010, Bell Aliant had 822,113 high-speed Internet subscribers compared with 771,675 subscribers one year earlier.
     Wireless revenues grew 11.1% in the first quarter of 2010 to $20 million from $18 million in the first quarter of 2009. The year-over-year increase was due mainly to a larger subscriber base. At March 31, 2010, Bell Aliant had 121,390 wireless customers, representing a 6.5% increase since the end of the first quarter of 2009.
     Equipment and other revenues decreased 14.8% in the first quarter of 2010 to $121 million from $142 million in the first quarter of 2009. The year-over-year decline was due to lower IT product revenues as a result of customer sales made in the first quarter of 2009 that did not recur this year.

Bell Aliant Operating Income

Operating income at Bell Aliant decreased 5.4% to $175 million in the first quarter of 2010 from $185 million in the first quarter of 2009. The year-over-year decline was due mainly to lower operating revenues, offset partly by reduced labour costs as a result of workforce reduction programs initiated in 2009 and decreased use of consultants and IT services contract labour. Other cost containment initiatives that resulted in reduced selling, general and administrative expenses, as well as lower depreciation and amortization expense, also moderated the decrease in Bell Aliant’s operating income this quarter.

14  BCE INC.  Q1 2010  QUARTERLY REPORT

Management’s Discussion and Analysis

Financial and Capital Management

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

NET DEBT

	MARCH 31,	DECEMBER 31,
	2010	2009

Debt due within one year(1)	747	600
Long-term debt	10,301	10,299
Securitization of accounts receivable	1,305	1,305
Preferred shares	2,770	2,770
Cash and cash equivalents	(748)	(687)

Net debt	14,375	14,287

(1) Includes bank advances and notes payable.

Net debt increased $88 million to $14,375 million in the first quarter of 2010 due mainly to an increase in debt due within one year, partly offset by an increase in cash and cash equivalents. Free cash flow of $545 million in the first quarter of 2010 was partly offset by dividends paid on common shares of $310 million and $125 million used to repurchase 4.2 million common shares under BCE Inc.’s current NCIB.

OUTSTANDING SHARE DATA

	MARCH 31,	DECEMBER 31,
(in millions)	2010	2009

Common shares	763.0	767.2
Stock options	10.3	11.3

We had 763.0 million common shares outstanding at March 31, 2010, a decrease of 4.2 million from December 31, 2009 resulting from BCE Inc.’s repurchase of 4.2 million of its outstanding common shares for cancellation through a NCIB.
     The number of stock options outstanding at March 31, 2010 was 10.3 million, a decrease of 1.0 million from December 31, 2009. The weighted average exercise price of the stock options outstanding at March 31, 2010 was $32. Of the total outstanding stock options at March 31, 2010, 8.7 million were exercisable at a weighted average exercise price of $33.

CASH FLOWS

The following table is a summary of our cash inflows and outflows.

	Q1 2010	Q1 2009

Cash flows from operating activities	1,098	925
Bell Aliant distributions to BCE	73	73
Capital expenditures	(526)	(590)
Other investing activities	(21)	(13)
Cash dividends paid on preferred shares	(28)	(28)
Cash distributions paid by subsidiaries to non-controlling interest	(92)	(92)
Bell Aliant free cash flow	41	(3)

Free cash flow	545	272
Bell Aliant undistributed free cash flow	(114)	(70)
Business acquisitions	9	(20)
Going-private costs	–	(6)
Decrease in investments	10	–
Net issuance (repayment) of debt instruments	56	(6)
Cash dividends paid on common shares	(310)	(294)
Issue of common shares	1	1
Repurchase of common shares	(125)	(557)
Other financing activities	(11)	(10)
Cash used in discontinued operations	–	(8)

Net increase (decrease) in cash and cash equivalents	61	(698)

BCE INC.  Q1 2010  QUARTERLY REPORT  15

Management’s Discussion and Analysis

Cash Flows from Operating Activities

Cash flows from operating activities were $1,098 million in the first quarter of 2010, an increase of $173 million, or 18.7%, compared to $925 million in the first quarter of 2009. The increase was due to:

  a decrease of $108 million in income taxes paid due mainly to savings from the voluntary $500 million pension contribution made in 2009 repayment of $32 million from securitization of accounts receivable in 2009 that did not occur in 2010 an improvement in working capital.

This increase was partly offset by an increase of $63 million in pension contributions.

Free Cash Flow

Free cash flow this quarter was $545 million, an increase of $273 million, compared to free cash flow of $272 million in the first quarter of 2009. This increase was due to higher cash flows from operating activities of $173 million and lower capital expenditures of $64 million.

Capital Expenditures

Capital expenditures for BCE were $526 million in the first quarter of 2010, compared with $590 million in the first quarter of 2009, reflecting lower spending at both Bell and Bell Aliant. As a percentage of revenues, capital expenditures for BCE decreased to 11.9% in the first quarter of 2010 from 13.6% in the same quarter last year.
     At Bell, capital expenditures decreased 10.6% in the first quarter of 2010 to $431 million from $482 million in the same quarter last year. This represented a capital intensity ratio of 11.5% in the first quarter of 2010 compared with 13.3% in the first quarter of 2009. The year-over-year-decrease in capital expenditures was due mainly to higher spending at Bell Wireless in 2009 for the deployment of the new HSPA+ network that was launched in November 2009, lower expenditures on wireline network access given the relatively large investment we made last year on further enhancing our core IP multi-protocol label switching network, and reduced capital to maintain our legacy network infrastructure. This was partly offset by increased investment in our wireline broadband network, reflecting the continued roll-out of fibre to residential neighbourhoods, new condominiums and other MDUs, the deployment of FTTH in new urban and suburban housing developments in Ontario and Québec, as well as ongoing network grooming to support the launch of IPTV in 2010. Higher spending on fleet upgrades and IT to support our customer service improvement initiatives also occurred this quarter.
     Capital spending at Bell Aliant decreased to $95 million in the first quarter of 2010 from $108 million in the first quarter of 2009, mainly as a result of spending in the first quarter of 2009 that did not recur this year related to a long-term agreement with Bell to provide an enhanced transport network connecting Bell Mobility’s cell sites in Atlantic Canada and regions of Québec and Ontario.

Business Acquisitions

We invested $20 million in the first quarter of 2009, principally a deposit on our agreed purchase of The Source.

Cash Dividends Paid on Common Shares

In the first quarter of 2010, cash dividends paid on common shares increased as we paid a dividend of $0.405 per common share, as compared to a dividend paid of $0.365 per common share in the first quarter of 2009, partly offset by lower common shares outstanding in 2010 as compared to the same period last year.

Repurchase of Common Shares

In the first quarter of 2010, BCE Inc. repurchased and cancelled 4.2 million of its outstanding common shares for a total cash outlay of $125 million under the 2010 NCIB program.
     In the first quarter of 2009, BCE Inc. repurchased and cancelled 22.5 million of its outstanding common shares for a total cash outlay of $557 million under the 2008/2009 NCIB program.

CREDIT RATINGS

Our key credit ratings at May 5, 2010 remain unchanged from those described in the BCE 2009 Annual MD&A.

LIQUIDITY

Our cash requirements remain substantially unchanged from those described in the BCE 2009 Annual MD&A.

16  BCE INC.  Q1 2010  QUARTERLY REPORT

Management’s Discussion and Analysis

RECENT DEVELOPMENTS IN LEGAL PROCEEDINGS

The following are updates to the legal proceedings described under the section Legal Proceedings at pages 31 to 37 of the BCE 2009 AIF filed with the Canadian securities commissions (available on BCE’s website at www.bce.ca and on SEDAR at www.sedar.com) and with the SEC under Form 40-F (available on EDGAR at www.sec.gov). For ease of reference, the updates below have, where applicable, been presented under the same headings and in the same order as in the section entitled Legal Proceedings of the BCE 2009 AIF.

Lawsuits Related to Bell Canada

Class Action Concerning Bell Canada and Bell Mobility Late Payment Charges

As discussed in more detail in the BCE 2009 AIF, Bell Canada and Bell Mobility were defendants in a class action instituted on April 11, 2008 seeking the repayment of certain late payment charges and the payment of punitive damages. On March 29, 2010, the parties agreed to settle this lawsuit, subject to approval by the Québec Superior Court. The settlement had no material effect on the consolidated financial position or results of operations of BCE.

Class Action Concerning Bell TV Late Payment Charges

As discussed in more detail in the BCE 2009 AIF, on February 12, 2008, the Ontario Superior Court certified as a class proceeding the plaintiff’s action against Bell TV seeking the repayment of certain interest and administration fees as well as the payment of punitive damages.
     On March 25, 2010, the Supreme Court of Canada dismissed the plaintiff’s application for leave to appeal the September 11, 2009 decision of the Ontario Court of Appeal which decided that Bell TV had properly charged the administration fees and that they did not constitute “interest” as defined in the Criminal Code (Canada). Consequently, the Ontario Court of Appeal decision is final and disposes of the class proceeding in its entirety.

Class Action Concerning Wireless Access Charges

As discussed in more detail in the BCE 2009 AIF, Bell Mobility and Bell Aliant Regional Communications, Limited Partnership are defendants in a class action certified on September 17, 2007 by the Saskatchewan Court of Queen’s Bench seeking unspecified damages and punitive damages in connection with certain “system access fees” and “system licensing charges” invoiced by wireless communications service providers to their customers. This action is referred to in the BCE 2009 AIF as the “Initial Action”.
     On March 15, 2010, the Saskatchewan Court of Appeal granted the defendants’ leave to appeal applications regarding the July 18, 2006 and September 17, 2007 certification decisions of the Court of Queen’s Bench as well as Bell Mobility’s leave to appeal application regarding the February 20, 2008 decision of the Court of Queen’s Bench concerning proper forum for the Initial Action. On the same date, the Court of Appeal also dismissed the plaintiff’s leave to appeal application regarding the May 7, 2009 decision of the Court of Queen’s Bench which refused the plaintiff’s request to add BCE Inc. and Bell Canada as defendants. Finally, the Court of Appeal granted plaintiff’s leave to appeal the May 7, 2009 decision of the Court of Queen’s Bench that had refused to amend the certification order to convert the Initial Action into a national opt-out class action.

Lawsuits Related to Teleglobe Inc.

Teleglobe Estate Lawsuits

As discussed in more detail in the BCE 2009 AIF, BCE Inc. and certain former directors and/or officers of Teleglobe Inc. and certain of its subsidiaries were defendants in three lawsuits referred to in the BCE 2009 AIF under the headings Teleglobe Plan Administrator Lawsuit, Teleglobe Unsecured Creditor Lawsuit and Kroll Restructuring Lawsuit. These three lawsuits were being pursued by Kathy Morgan, in her capacity as plan administrator for Teleglobe Inc. On April 7, 2010, the parties agreed to settle these lawsuits, subject to approval by the U.S. Bankruptcy Court for the District of Delaware. In advance of the settlement of these lawsuits, BCE Inc. and its insurers settled related coverage issues and, as a result, the settlement of these lawsuits had no effect on the results of operations of BCE.

Please see the section Legal Proceedings of the BCE 2009 AIF for a more complete description of the above-mentioned legal proceedings and for a description of other legal proceedings involving us.

BCE INC.  Q1 2010  QUARTERLY REPORT  17

Management’s Discussion and Analysis

Updates to Our Regulatory Environment

The following are updates to the regulatory initiatives and proceedings described in the BCE 2009 MD&A under the section Our Regulatory Environment (at pages 58 to 63 of the BCE 2009 Annual Report), filed with the Canadian securities commissions (available on BCE’s website at www.bce.ca and on SEDAR at www.sedar.com) and with the SEC under Form 40-F (available on EDGAR at www.sec.gov). For ease of reference, the updates below have, where applicable, been presented under the same headings and in the same order as in the section entitled Our Regulatory Environment of the BCE 2009 MD&A.

TELECOMMUNICATIONS ACT

Key Telecommunications Issues

Commitment Under the CRTC Deferral Account Mechanism

Bell Canada’s accumulated deferral account commitment is estimated at $488 million. In Telecom Decision 2008-1, the CRTC approved Bell Canada’s proposed initiatives to improve access to telecommunications services for persons with disabilities using $24 million from its deferral account. The CRTC also approved the use of the remaining deferral account funds, estimated at $464 million, to fund the uneconomic cost of expanding broadband services to 112 communities, and determined that if such uneconomic cost is less than $464 million, then the remainder should be returned to residential customers in urban, non-high-cost serving areas within the Ontario and Québec portions of the serving areas of Bell Canada and Bell Aliant.
     Pursuant to the follow-up processes related to Telecom Decision 2008-1, on March 30, 2010, Bell Canada and Bell Aliant advised the CRTC that the uneconomic cost associated with their proposal to provide wireless broadband services to the approved communities in all of the 112 approved areas as part of their deferral account-funded broadband expansion program is $463.6 million. Since only an insignificant residual amount is left in Bell Canada’s deferral account, Bell Canada and Bell Aliant also indicated that they are not proposing to return any amount to residential customers at this time.
     The CRTC decision on these proposals is pending. The CRTC can either accept the proposals or make adjustments which could affect the amount of the deferral account funds that would be needed for the broadband expansion program, and could result in some returns to eligible customers. The decision is expected in the second half of this year.

BROADCASTING ACT

Bell TV

As discussed in more detail in the BCE 2009 MD&A, Bell TV’s DTH satellite television distribution undertaking licence was renewed in March 2004 and was to expire on August 31, 2010. The licence has since been extended for one year to August 31, 2011. While we expect this licence will be renewed at term, there is no assurance that this will happen, or of the terms under which renewal will be granted.
     On March 22, 2010, the CRTC issued Broadcasting Regulatory Policy CRTC 2010-167 in which it maintained the obligation on broadcasting distribution undertakings like Bell TV to contribute 1.5% of their annual broadcasting revenue to a new local programming improvement fund (LPIF). It also announced its intention to implement a regime where broadcasters can choose to either retain their existing regulatory protections or negotiate a value for signal fee (VFS) with distributors. Under the proposed regime, if broadcasters choose to negotiate a VFS, and negotiations fail, they would have the right to require the deletion of any signals they own and for which they have the exhibition rights from distribution in their market. In response to the position put forth by Bell TV and others, the CRTC also concluded that there is a legal uncertainty as to whether it has the jurisdiction to impose a VFS regime. The CRTC has referred the question of its jurisdiction in this area to the Federal Court of Appeal for expedited hearing and determination. The VFS regime may not be implemented until the Federal Court of Appeal has decided the issue.
     On March 23, 2010 the CRTC issued a report to the Governor-in-Council on the implications and advisability of implementing a compensation regime for the value of local television signals. In its report the CRTC referred the Governor-in-Council to Broadcasting Regulatory Policy CRTC 2010-167 for the CRTC’s findings and conclusions regarding the affordability and implications of a VFS regime; specifically, that a new regulatory regime allowing a VFS is advisable. The CRTC also made the following recommendations to the Government: 1) amend the CRTC Act to clarify that the CRTC has the power to award interim or final costs and incidentals to participants in broadcasting proceedings before it; 2) issue an order to the CRTC requesting it to seek establishment by broadcasting distributors of an independent self-regulatory body to address complaints regarding broadcasting distribution services; and 3) take several measures to ensure that Canadians maintain access to over-the-air television stations after the transition to digital-only television service on August 31, 2011.

18  BCE INC.  Q1 2010  QUARTERLY REPORT

Management’s Discussion and Analysis

Assumptions and Risks that Could Affect Our Business and Results

ASSUMPTIONS MADE IN THE PREPARATION OF FORWARD-LOOKING STATEMENTS

Forward-looking statements made in the BCE 2009 MD&A, as updated in this MD&A, are based on a number of assumptions for 2010 that we believed were reasonable on the day we made the forward-looking statements and that, unless otherwise indicated in this MD&A, we believe are still reasonable as at May 5, 2010 and have not substantially changed. In the BCE 2009 MD&A, we outlined the principal assumptions for 2010 that we made in the preparation of forward-looking statements contained therein. These assumptions included the following:

Assumptions About the Canadian Economy

  growth in Canadian gross domestic product in 2010 based on the estimates of the six major banks in Canada consistent with this consensus view, we have assumed a gradual improvement in the Canadian economic environment with momentum beginning in the second half of 2010.

Canadian Market Assumptions

  increased spending and investment by business customers as the economic environment strengthens revenues generated by the residential voice telecommunications market in Canada to continue to decrease due, in part, to land line substitution to competing technologies such as wireless, which is expected to increase in 2010 particularly as a result of aggressive competitive activity by new wireless entrants having purchased AWS spectrum, and VoIP and other factors including e-mail and instant messaging substitution current levels of competition to continue for residential and business local voice telephony, as cable operators and other telecom service providers maintain the intensity of their marketing efforts and continue to leverage their network footprints to pursue market share in our regions wireless industry penetration growth in 2010 similar to 2009, and

  TV and Internet market growth at levels slightly lower than 2009, given the relatively high penetration rates and maturity levels for these products.

Operational Assumptions Concerning Bell Wireline (Excluding Bell Aliant)

  targeted retention and service bundle offers, customer winbacks and better service execution to maintain residential customer NAS line losses steady year over year the trend, pursuant to which business market demand was adversely affected in 2009 as business clients curtailed their spending and investment plans due to tighter credit availability, economic uncertainty, continued competition from offshore manufacturing and reduced employment levels, to continue to have a negative impact on demand at least through the first two quarters of 2010 increased business customer spending, new business formation and higher demand for basic connectivity and ICT services as the economic environment strengthens to result in a gradual improvement in the performance of our Business Markets unit including business NAS line losses expense savings to be achieved from renegotiated contracts with all our key IT vendors and outsource suppliers, the flow-through from labour force reductions in 2009, field workforce productivity improvements, leveraging operational synergies from the integration in 2009 of our business customer-facing units, controlling network maintenance costs, and reducing traffic that is not on our own network.

Operational Assumptions Concerning Bell Wireless (Excluding Bell Aliant)

  higher employment levels, increased discretionary spending and the resumption of travel as the economic environment strengthens to result in higher wireless usage and roaming revenues new wireless entrant competition to intensify progressively throughout the course of 2010 as additional service providers come to market our wireless revenue growth to be driven by ARPU from new services, careful price management and a continued disciplined expansion of our subscriber base

  Bell to benefit from ongoing technological improvements by manufacturers in Bell’s handset and device line-up and from faster data speeds that are allowing clients to optimize the use of Bell’s services significant increase in our points of sale due to the launch of Bell Mobility and Virgin at The Source in January 2010

  diligent expense management to moderate the impact of aggressive discount/flanker brand and new entrant pricing, higher retention spending and increased acquisition costs driven by increased smartphone customer penetration.

BCE INC.  Q1 2010  QUARTERLY REPORT  19

Management’s Discussion and Analysis

Please see the section entitled Business Outlook and Assumptions in the BCE 2009 MD&A at pages 28 to 30 of the BCE 2009 Annual Report for a more complete description of the above and other assumptions for 2010 that we made in preparing forward-looking statements. If our assumptions turn out to be inaccurate, our actual results could be materially different than what we expect.

RISKS THAT COULD AFFECT OUR BUSINESS AND RESULTS

A risk is the possibility that an event might happen in the future that could have a negative effect on our business, financial condition or results of operations. Part of managing our business is to understand what these potential risks could be and to mitigate them where we can.
     The actual effect of any event could be materially different from what we currently anticipate. In addition, our description of risks does not include all possible risks.
     In the BCE 2009 MD&A we provided a detailed review of risks that could affect our business, financial condition or results of operations and that could cause actual results or events to differ materially from our expectations expressed in or implied by our forward-looking statements. The risks described in the BCE 2009 MD&A included risks associated with:

  the intensity of competitive activity, including the increase in wireless competitive activity that is expected to result from Industry Canada’s licensing of AWS spectrum to new wireless entrants, and the resulting impact on our ability to retain existing, and attract new, customers, and on our pricing strategies and financial results general economic and financial market conditions, the level of consumer confidence and spending, and the demand for, and prices of, our products and services our ability to implement our strategies and plans in order to produce the expected benefits our ability to continue to implement our cost reduction initiatives and contain capital intensity while seeking to improve customer service our ability to respond to technological changes and rapidly offer new products and services increased contributions to employee benefit plans

  events affecting the functionality of, and our ability to protect, maintain and replace, our networks, IT systems and software events affecting the ability of third-party suppliers to provide to us essential products and services the quality of our network and customer equipment and the extent to which they may be subject to manufacturing defects labour disruptions

  the potential adverse effects on our Internet and wireless businesses of the significant increase in broadband demand our ability to raise the capital we need to implement our business plan, including for BCE Inc.’s share buyback program and dividend payments and to fund capital and other expenditures and generally meet our financial obligations our ability to discontinue certain traditional services as necessary to improve capital and operating efficiencies regulatory initiatives or proceedings, litigation and changes in laws or regulations launch and in-orbit risks of satellites used by Bell TV

  competition from unregulated U.S. DTH satellite television services sold illegally in Canada and the theft of our satellite television services

  BCE Inc.’s dependence on the ability of its subsidiaries, joint ventures and other companies in which it has an interest to pay dividends and make other distributions there can be no certainty that dividends will be declared by BCE Inc.’s board of directors or that BCE Inc.’s dividend policy will be maintained stock market volatility

  our ability to maintain customer service and our networks operational in the event of the occurrence of epidemics, pandemics and other health risks health concerns about radio frequency emissions from wireless devices loss of key employees.

Please see the section entitled Risks that Could Affect Our Business and Results in the BCE 2009 MD&A at pages 63 to 69 of the BCE 2009 Annual Report, and the sections entitled Our Competitive Environment and Our Regulatory Environment in the BCE 2009 MD&A, at pages 55 to 63 of the BCE 2009 Annual Report, for a more complete description of the above-mentioned and other risks.

20  BCE  INC.  Q1 2010  QUARTERLY REPORT

Management’s Discussion and Analysis

UPDATE TO THE DESCRIPTION OF RISKS

The following is an update to the description of risks contained in the section entitled Risks that Could Affect Our Business and Results of the BCE 2009 MD&A. For ease of reference, the update to the description of risks below has been presented under the same heading as in the section entitled Risks that Could Affect Our Business and Results of the BCE 2009 MD&A.

Regulatory initiatives or proceedings, pending or future litigation, changes in laws or regulations or government tax audits could have an adverse effect on our business and results of operations

On December 2, 2009, amendments to the Québec Consumer Protection Act (QCPA) were enacted and on April 28, 2010 further amendments to the Regulation respecting the application of the QCPA were published, which introduce new provisions applicable to wireless, wireline, Internet and digital television service contracts. The amendments contain new rules for such contracts relating to disclosure, amendments, renewal, termination and calculation of early cancellation fees. The amendments also introduce new rules applicable to the sale of prepaid long distance cards and disclosure on the sale of additional product warranties. The amendments are to come into force no later than June 30, 2010. These new QCPA provisions will result in additional costs of providing products and services in the Province of Québec, and may result in reduced revenues and additional churn.

Our Accounting Policies

BASIS OF PRESENTATION

We have prepared the consolidated financial statements according to Canadian GAAP using the same basis of presentation and accounting policies as outlined in Note 1 of the annual consolidated financial statements for the year ended December 31, 2009.

FUTURE CHANGES TO ACCOUNTING POLICIES AND STANDARDS

Multiple Deliverable Revenue Arrangements

In December 2009, the Emerging Issues Committee of the Canadian Accounting Standards Board (AcSB) issued EIC-175, Multiple Deliverable Revenue Arrangements, which addresses certain aspects of accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities, amending the previous guidance under EIC-142, Revenue Arrangements with Multiple Deliverables. The amendments require a vendor to allocate arrangement consideration at the inception of an arrangement to all deliverables using the relative selling price method, thus prohibiting the use of the residual method. EIC-175 also changes the level of evidence of the standalone selling price required to separate deliverables when more objective evidence of the selling price is not available.
     EIC-175 may be applied prospectively and must be applied to revenue arrangements with multiple deliverables entered into or materially modified in the first annual fiscal period beginning on or after January 1, 2011. Early adoption is permitted.
     We are currently evaluating the impact and effective date of adoption of EIC-175.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

The AcSB has set January 1, 2011 as the date that IFRS will replace Canadian GAAP for publicly accountable enterprises, which includes Canadian reporting issuers. We will prepare our financial statements in accordance with IFRS commencing January 1, 2011. Financial reporting under IFRS differs from Canadian GAAP in a number of respects, some of which are significant. IFRS on the date of adoption also is expected to differ from current IFRS due to new IFRS that are expected to be issued before the changeover date.
     The following information is provided to allow investors and others to obtain a better understanding of our IFRS changeover plan and the resulting possible effects on our financial statements and operating performance measures. Readers are cautioned, however, that it may not be appropriate to use such information for any other purpose. This information also reflects our most recent assumptions and expectations; circumstances may arise, such as changes in IFRS, regulations or economic conditions, which could change these assumptions or expectations.

Progress Towards Completion of Our IFRS Changeover Plan

Summarized below is a description of our progress towards completion of selected key activities of our IFRS changeover plan as of March 31, 2010. Refer to page 72 of BCE Inc.’s 2009 Annual Report for a description of our changeover plan. At this time, we cannot quantify the impact that the future adoption of IFRS will have on our financial statements and operating performance measures, however, such impact may be material. We also expect the changeover to IFRS to impact internal control over financial reporting (ICFR), disclosure controls and procedures (DC&P), and IT systems and processes. Additional information will be provided as we approach the changeover date.

BCE INC.  Q1 2010  QUARTERLY REPORT  21

Management’s Discussion and Analysis

	SELECTED KEY ACTIVITIES	MILESTONES/DEADLINES	PROGRESS TO DATE

Financial statement preparation

Identify relevant differences between IFRS and our accounting policies and practices and design and implement solutions

Evaluate and select one-time and ongoing accounting policy alternatives

Benchmark findings with peer companies

Prepare financial statements and related note disclosures to comply with IFRS

Quantify the effects of changeover to IFRS

Assessment and quantification of the significant effects of the changeover completed by approximately the third quarter of 2010 Final selection of accounting policy alternatives by the changeover date

Completed the identification of IFRS differences

Completed the design of solutions, including business processes, to resolve substantially all IFRS differences

Implementation decisions on virtually all accounting differences have been made

Assessment and quantification of the impact of one-time transition choices is nearing completion

Evaluation and preliminary selection of accounting policies is substantially complete but will continue to be assessed

Assessment of ongoing impacts of accounting policies and one-time transition choices is underway

Third-party subject matter experts have validated our design work and continue to provide assistance in the transition

Our auditors are providing input as significant milestones are met

Appropriate documentation for audit purposes is being prepared

Monitoring of changes to IFRS and assessment of impacts to our changeover plan is ongoing

Training and communication

Provide training to affected employees of operating units, management and the Board of Directors and relevant committees thereof, including the Audit Committee

Engage subject matter experts to assist in the transition

Communicate progress of changeover plan to internal and external stakeholders

Timely training provided to align with work under changeover – training completed by mid-2010

Communicate effects of changeover in time for 2011 financial planning process, by the third quarter of 2010

Completed detailed training for resources directly engaged in the changeover and general training to broader group of finance employees, including senior finance management and the Board of Directors

Periodic internal and external communications about our progress are ongoing

Change management plans have been developed to address training needs for the remainder of the changeover period to the end of 2010

Begun to assess ongoing training needs beyond 2010

IT systems

Identify and address IFRS differences that require changes to financial systems

Evaluate and select methods to address need for dual record-keeping during 2010 (i.e. IFRS and Canadian GAAP) for comparatives and budget and planning purposes in 2011

		Changes to significant systems and dual record-keeping process completed in time for the first quarter of 2010	Financial accounting systems have been modified and we have commenced dual record-keeping at a transaction level

Contractual arrangements and compensation

Identify impact of changeover on contractual arrangements, including customer and supplier agreements, financial covenants and employee compensation plans

Make any required changes to arrangements and plans

Changes completed by the third quarter of 2010

IFRS differences with potential impacts on contractual arrangements and compensation plans are minimal

The impact of IFRS differences on debt and other financial covenants has been assessed and is not significant

22  BCE  INC.  Q1 2010  QUARTERLY REPORT

Management’s Discussion and Analysis

	SELECTED KEY ACTIVITIES	MILESTONES/DEADLINES	PROGRESS TO DATE

Internal controls (ICFR)

Revise existing internal control processes and procedures to address significant changes to existing accounting policies and practices, including the need for dual record-keeping during 2010

Design and implement internal controls with respect to one-time changeover adjustments and related communications

Changes completed by first quarter of 2010

Conduct management evaluation of new or revised controls throughout 2010

Update Chief Executive Officer/Chief Financial Officer certification process by the fourth quarter of 2010

Monitored design of solutions to address IFRS differences to design or revise and implement the necessary internal controls

Testing of automated controls has commenced

Design and implementation of new controls for dual record keeping is underway

Internal controls (DC&P)	For changes to accounting policies and practices identified, assess the DC&P design and effectiveness implications	See ICFR deadlines above	MD&A disclosures began in December 2008 Project steering committee, including Investor Relations, meets regularly to track progress

Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

In accordance with the provisions of National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, the Chief Executive Officer and the Chief Financial Officer of BCE Inc. have limited the scope of their design of BCE’s disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of The Source, which we acquired on July 1, 2009. The Source’s contribution to our consolidated financial statements for the quarter ended March 31, 2010 was less than 3% of consolidated revenues and had no material impact on consolidated earnings. Additionally, at March 31, 2010, The Source’s current assets and current liabilities were approximately 5% and 2% of consolidated current assets and current liabilities, respectively, and its long-term assets and long-term liabilities were both less than 1% of consolidated long-term assets and long-term liabilities. The design and evaluation of the operating effectiveness of The Source’s disclosure controls and procedures and internal control over financial reporting will be completed in the second half of 2010.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

No changes were made in our internal control over financial reporting during the quarter ended March 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Non-GAAP Financial Measures

This section describes the non-GAAP financial measures we use in the MD&A to explain our financial results. It also provides reconciliations of the non-GAAP financial measures to the most comparable Canadian GAAP financial measures.

EBITDA

The term EBITDA (earnings before interest, taxes, depreciation and amortization of intangible assets) does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We define EBITDA as operating revenues less cost of revenue and selling, general and administrative expenses, meaning it represents operating income before depreciation, amortization of intangible assets and restructuring and other.
     We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of depreciation, amortization of intangible assets and restructuring and other. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. We exclude depreciation and amortization of intangible assets because it largely depends on the accounting methods and assumptions a company uses, as well as non-operating factors such as the historical cost of capital assets. Excluding restructuring and other does not imply they are non-recurring.
     EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common measurement to value companies in the telecommunications industry.

BCE INC.  Q1 2010  QUARTERLY REPORT  23

Management’s Discussion and Analysis

     The most comparable Canadian GAAP financial measure is operating income. The following tables are reconciliations of operating income to EBITDA on a consolidated basis for BCE, Bell and for our Bell Wireline and Bell Wireless segments.

BCE	Q1 2010	Q1 2009

Operating income	962	834
Depreciation and amortization of intangible assets	793	818
Restructuring and other	29	108

EBITDA	1,784	1,760

BELL	Q1 2010	Q1 2009

Operating income	787	649
Depreciation and amortization of intangible assets	651	678
Restructuring and other	17	99

EBITDA	1,455	1,426

BELL WIRELINE	Q1 2010	Q1 2009

Operating income	516	349
Depreciation and amortization of intangible assets	513	545
Restructuring and other	14	98

EBITDA	1,043	992

BELL WIRELESS	Q1 2010	Q1 2009

Operating income	271	300
Depreciation and amortization of intangible assets	138	133
Restructuring and other	3	1

EBITDA	412	434

OPERATING INCOME BEFORE RESTRUCTURING AND OTHER

The term operating income before restructuring and other does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We use operating income before restructuring and other, among other measures, to assess the operating performance of our ongoing businesses without the effects of restructuring and other. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding restructuring and other does not imply they are non-recurring.
     The most comparable Canadian GAAP financial measure is operating income. The following tables are reconciliations of operating income to operating income before restructuring and other on a consolidated basis for BCE and Bell and for our Bell Wireline and Bell Wireless segments.

BCE	Q1 2010	Q1 2009

Operating income	962	834
Restructuring and other	29	108

Operating income before restructuring and other	991	942

BELL	Q1 2010	Q1 2009

Operating income	787	649
Restructuring and other	17	99

Operating income before restructuring and other	804	748

BELL WIRELINE	Q1 2010	Q1 2009

Operating income	516	349
Restructuring and other	14	98

Operating income before restructuring and other	530	447

BELL WIRELESS	Q1 2010	Q1 2009

Operating income	271	300
Restructuring and other	3	1

Operating income before restructuring and other	274	301

24  BCE  INC.  Q1 2010  QUARTERLY REPORT

Management’s Discussion and Analysis

ADJUSTED NET EARNINGS

The terms Adjusted net earnings and Adjusted EPS do not have any standardized meaning according to Canadian GAAP. They are therefore unlikely to be comparable to similar measures presented by other companies.
     We define Adjusted net earnings as net earnings before restructuring and other and net (gains) losses on investments. We define Adjusted EPS as Adjusted net earnings per BCE Inc. common share.
     We use Adjusted net earnings and Adjusted EPS, among other measures, to assess the operating performance of our ongoing businesses without the effects of after-tax restructuring and other, and net (gains) losses on investments. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.
     The most comparable Canadian GAAP financial measures are net earnings applicable to common shares and earnings per share. The following table is a reconciliation of net earnings applicable to common shares and earnings per share to Adjusted net earnings on a consolidated basis and per BCE Inc. common share (Adjusted EPS), respectively.

	Q1 2010		Q1 2009

	TOTAL	PER SHARE	TOTAL	PER SHARE

Net earnings applicable to common shares	608	0.79	377	0.48
Restructuring and other	17	0.02	70	0.09
Net (gains) losses on investments	(125)	(0.16)	(1)	(0.00)

Adjusted net earnings	500	0.65	446	0.57

FREE CASH FLOW

The term free cash flow does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We define free cash flow as cash flows from operating activities and distributions received from Bell Aliant less capital expenditures, preferred share dividends, dividends/distributions paid by subsidiaries to non-controlling interest, other investing activities and Bell Aliant free cash flow.
     We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company. We present free cash flow consistently from period to period, which allows us to compare our financial performance on a consistent basis.
     We believe that certain investors and analysts use free cash flow to value a business and its underlying assets.
     The most comparable Canadian GAAP financial measure is cash from operating activities. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

	Q1 2010	Q1 2009

Cash flows from operating activities	1,098	925
Bell Aliant distributions to BCE	73	73
Capital expenditures	(526)	(590)
Other investing activities	(21)	(13)
Dividends paid on preferred shares	(28)	(28)
Distributions paid by subsidiaries to non-controlling interest	(92)	(92)
Bell Aliant free cash flow	41	(3)

Free cash flow	545	272

BCE INC.  Q1 2010  QUARTERLY REPORT  25

Consolidated Statements of Operations

FOR THE THREE MONTHS ENDED MARCH 31
(in $ millions, except share amounts) (unaudited)	NOTE	2010	2009

Operating revenues		4,432	4,331

Cost of revenue, exclusive of depreciation and amortization		(1,174)	(1,086)
Selling, general and administrative expenses		(1,474)	(1,485)
Depreciation		(610)	(625)
Amortization of intangible assets		(183)	(193)
Restructuring and other	3	(29)	(108)

Total operating expenses		(3,470)	(3,497)

Operating income		962	834
Other income	4	120	1
Interest expense		(165)	(191)

Pre-tax earnings from continuing operations		917	644
Income taxes		(204)	(148)
Non-controlling interest		(76)	(84)

Earnings from continuing operations		637	412
Discontinued operations		–	(6)

Net earnings		637	406
Dividends on preferred shares		(29)	(29)

Net earnings applicable to common shares		608	377

Net earnings per common share – basic
Continuing operations		0.79	0.49
Discontinued operations		–	(0.01)
Net earnings		0.79	0.48
Net earnings per common share – diluted
Continuing operations		0.79	0.49
Discontinued operations		–	(0.01)
Net earnings		0.79	0.48
Dividends per common share		0.435	0.385
Average number of common shares outstanding – basic (millions)		765.7	788.3

26  BCE  INC.  Q1 2010  QUARTERLY REPORT

Consolidated Statements of Comprehensive Income

FOR THE THREE MONTHS ENDED MARCH 31
(in $ millions) (unaudited)	2010	2009

Net earnings	637	406
Other comprehensive (loss) income – net of income taxes and non-controlling interest
Net change in unrealized (losses) gains on available-for-sale financial assets
Unrealized gains	–	59
Reclassification adjustments included in earnings	(125)	–
Net change in unrealized (losses) gains on derivatives designated as cash flow hedges	(5)	1
Net change in unrealized gains on currency translation adjustment (CTA)	–	3

Other comprehensive (loss) income	(130)	63

Comprehensive income	507	469

Consolidated Statements of Deficit

FOR THE THREE MONTHS ENDED MARCH 31
(in $ millions) (unaudited)	NOTE	2010	2009

Balance at beginning of period		(1,299)	(1,468)
Net earnings		637	406
Dividends declared on preferred shares		(29)	(29)
Dividends declared on common shares		(332)	(302)
Excess of purchase price over stated capital of cancelled common shares and related contributed surplus	5	(50)	(152)

Balance at end of period		(1,073)	(1,545)

BCE INC.  Q1 2010  QUARTERLY REPORT  27

Consolidated Balance Sheets

		MARCH 31,	DECEMBER 31,
(in $ millions) (unaudited)	NOTE	2010	2009

ASSETS

Current assets
Cash and cash equivalents		748	687
Accounts receivable		1,523	1,605
Future income taxes		128	110
Inventory		446	448
Prepaid expenses		389	296
Other current assets		145	137
Current assets of discontinued operations		1	1

Total current assets		3,380	3,284

Capital assets
Property, plant and equipment		19,381	19,441
Finite-life intangible assets		2,483	2,541
Indefinite-life intangible assets		3,817	3,803

Total capital assets		25,681	25,785

Other long-term assets		3,126	3,207
Goodwill		5,774	5,774

Total assets		37,961	38,050

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities		3,568	3,716
Interest payable		133	113
Dividends payable		375	354
Debt due within one year		747	600
Current liabilities of discontinued operations		3	3

Total current liabilities		4,826	4,786

Long-term debt		10,301	10,299
Other long-term liabilities		4,808	4,942

Total liabilities		19,935	20,027

Non-controlling interest		1,031	1,049

SHAREHOLDERS’ EQUITY

Preferred shares		2,770	2,770

Common shareholders’ equity
Common shares	5	12,851	12,921
Contributed surplus	5	2,485	2,490
Accumulated other comprehensive (loss) income		(38)	92
Deficit		(1,073)	(1,299)

Total common shareholders’ equity		14,225	14,204

Total shareholders’ equity		16,995	16,974

Total liabilities and shareholders’ equity		37,961	38,050

28  BCE  INC.  Q1 2010  QUARTERLY REPORT

Consolidated Statements of Cash Flows

FOR THE THREE MONTHS ENDED MARCH 31
(in $ millions) (unaudited)	NOTE	2010	2009

Cash flows from operating activities
Net earnings		637	406
Less: Losses from discontinued operations, net of income taxes and non-controlling interest		–	(6)

Earnings from continuing operations		637	412
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities
Depreciation and amortization of intangible assets		793	818
Net benefit plans cost	7	28	88
Restructuring and other	3	29	108
Gains on investments		(125)	(2)
Future income taxes		24	(13)
Non-controlling interest		76	84
Contributions to employee pension plans	7	(155)	(92)
Other employee future benefit plan payments	7	(24)	(24)
Payments of restructuring and other		(94)	(77)
Operating assets and liabilities		(91)	(377)

Cash flows from operating activities		1,098	925

Cash flows used in investing activities
Capital expenditures		(526)	(590)
Business acquisitions		9	(20)
Going-private costs		–	(6)
Decrease in investments		10	–
Other investing activities		(21)	(13)

Cash flows used in investing activities		(528)	(629)

Cash flows used in financing activities
Increase in notes payable and bank advances		112	88
Repayment of long-term debt		(56)	(94)
Issue of common shares		1	1
Repurchase of common shares	5	(125)	(557)
Cash dividends paid on common shares		(310)	(294)
Cash dividends paid on preferred shares		(28)	(28)
Cash distributions paid by subsidiaries to non-controlling interest		(92)	(92)
Other financing activities		(11)	(10)

Cash flows used in financing activities		(509)	(986)

Cash flows from (used in) continuing operations		61	(690)
Cash flows used in discontinued operations activities		–	(8)

Net increase (decrease) in cash and cash equivalents		61	(698)
Cash and cash equivalents at beginning of period		688	3,063

Cash and cash equivalents at end of period		749	2,365

Consists of:
Cash and cash equivalents of continuing operations		748	2,356
Cash and cash equivalents of discontinued operations		1	9

Total		749	2,365

BCE INC.  Q1 2010  QUARTERLY REPORT  29

Notes to Consolidated Financial Statements

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) applicable to interim consolidated financial statements and should be read in conjunction with BCE Inc.’s annual consolidated financial statements for the year ended December 31, 2009, on pages 82 to 122 of BCE Inc.’s 2009 annual report.

These notes are unaudited.

We, us, our and BCE mean BCE Inc., its subsidiaries and joint ventures; Bell means our Bell Wireline and Bell Wireless segments on an aggregate basis; and Bell Aliant means Bell Aliant Regional Communications Income Fund and its subsidiaries.

All amounts are in millions of Canadian dollars, except where noted.

Note 1: Significant Accounting Policies

BASIS OF PRESENTATION

We have prepared the consolidated financial statements according to Canadian GAAP using the same basis of presentation and accounting policies as outlined in Note 1 of the annual consolidated financial statements for the year ended December 31, 2009.

FUTURE CHANGES TO ACCOUNTING POLICIES AND STANDARDS

Multiple Deliverable Revenue Arrangements

In December 2009, the Emerging Issues Committee of the AcSB issued EIC-175, Multiple Deliverable Revenue Arrangements, which addresses certain aspects of accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities, amending the previous guidance under EIC-142, Revenue Arrangements with Multiple Deliverables. The amendments require a vendor to allocate arrangement consideration at the inception of an arrangement to all deliverables using the relative selling price method, thus prohibiting the use of the residual method. EIC-175 also changes the level of evidence of the standalone selling price required to separate deliverables when more objective evidence of the selling price is not available.
     EIC-175 may be applied prospectively and must be applied to revenue arrangements with multiple deliverables entered into or materially modified in the first annual fiscal period beginning on or after January 1, 2011. Early adoption is permitted.
     We are currently evaluating the impact and effective date of adoption of EIC-175.

30  BCE  INC.  Q1 2010  QUARTERLY REPORT

Notes to Consolidated Financial Statements

Note 2: Segmented Information

The following table is a summary of financial information by segment for the last two years.

FOR THE THREE MONTHS ENDED MARCH 31		2010	2009

Operating revenues

Bell Wireline	External customers	2,577	2,515
	Inter-segment	81	77

		2,658	2,592

Bell Wireless	External customers	1,142	1,068
	Inter-segment	11	10

		1,153	1,078

Inter-segment eliminations – Bell		(53)	(48)

Bell		3,758	3,622

Bell Aliant	External customers	713	748
	Inter-segment	66	70

		779	818

Inter-segment eliminations – BCE		(105)	(109)

Total operating revenues		4,432	4,331

Operating income

Bell Wireline		516	349
Bell Wireless		271	300

Bell		787	649
Bell Aliant		175	185

Total operating income		962	834
Other income		120	1
Interest expense		(165)	(191)
Income taxes		(204)	(148)
Non-controlling interest		(76)	(84)

Earnings from continuing operations		637	412

Note 3: Restructuring and Other

FOR THE THREE MONTHS ENDED MARCH 31	2010	2009

Employee costs
Bell	(11)	(57)
Bell Aliant	(11)	(8)
Real estate
Bell	(2)	(33)

Total restructuring costs	(24)	(98)
Other charges	(5)	(10)

Total restructuring and other	(29)	(108)

The liability for restructuring costs at March 31, 2010 is as follows:

	BELL	BELL ALIANT	CONSOLIDATED

Balance at December 31, 2009	216	41	257
Employee costs	11	11	22
Real estate	2	–	2
Less: Cash payments	(67)	(23)	(90)

Balance at March 31, 2010	162	29	191

BCE INC.  Q1 2010  QUARTERLY REPORT  31

Notes to Consolidated Financial Statements

RESTRUCTURING COSTS

Restructuring costs at Bell consist of:

  employee termination charges related to involuntary workforce reduction initiatives real estate costs for relocating employees and closing real estate facilities that are no longer needed because of workforce reduction initiatives, charges for relocation and lease vacancy and buyout costs related to the relocation to campus environments in Calgary, Toronto and Montréal.

FOR THE THREE MONTHS ENDED MARCH 31	2010	2009

Workforce reduction	2	5
Campus environments	–	28

Real estate costs	2	33

Our cumulative real estate expense since 2004 as a result of workforce reduction initiatives is $244 million and since 2007 for costs for the campus environments is $121 million. We expect to incur additional real estate costs of approximately $12 million to relocate employees and close additional real estate facilities as a result of our workforce initiatives, which will be expensed as incurred in our Bell Wireline segment.
     Restructuring costs at Bell Aliant consist mainly of employee termination charges related to both voluntary and involuntary workforce reduction initiatives.

Note 4: Other Income

FOR THE THREE MONTHS ENDED MARCH 31	2010	2009

Gains on investments	125	2
Securitization losses	(5)	(8)
Other	–	7

Other income	120	1

Gains on investments of $125 million in the first quarter of 2010 resulted from the sale of certain of our publicly-traded investments for proceeds of approximately $118 million, mainly from our investment in SkyTerra Communications Inc. As a result, we reclassified unrealized gains of $125 million out of other comprehensive income and into other income. We used the average cost method in determining the gain.

Note 5: Share Capital

	2010 NCIB		2008/2009 NCIB
	AT MARCH 31, 2010		AT DECEMBER 31, 2009

	NUMBER OF	TOTAL	NUMBER OF	TOTAL
	SHARES	COST	SHARES	COST

Shares repurchased and cancelled (millions)	4.2	125.0	40.0	986.0

2010 NORMAL COURSE ISSUER BID (NCIB) PROGRAM

On December 17, 2009, BCE Inc. announced its plan to repurchase up to $500 million of its outstanding common shares through a NCIB to be executed over the course of 2010. On the same date, the Toronto Stock Exchange approved the 2010 NCIB program.
     In the first quarter of 2010, BCE Inc. repurchased and cancelled a total of 4.2 million common shares for a total cost of $125 million. Of the total cost, $70 million represents stated capital and $5 million represents the reduction of the contributed surplus attributable to these common shares. The remaining $50 million was charged to the deficit.

32  BCE  INC.  Q1 2010  QUARTERLY REPORT

Notes to Consolidated Financial Statements

2008/2009 NCIB PROGRAM

On December 12, 2008, BCE Inc. announced its plan to repurchase up to 5% of its outstanding common shares through a NCIB. On December 19, 2008, the Toronto Stock Exchange approved the 2008/2009 NCIB program. In December 2008, BCE  Inc. repurchased a total of 7.5 million common shares.
     In 2009, BCE Inc. repurchased a total of 32.5 million common shares and cancelled 36 million common shares for a total cost of $894 million. Of the total cost, $606 million represents stated capital and $44 million reduced the contributed surplus attributable to these common shares. The remaining $244 million was charged to the deficit.
     The total cost of the program was $986 million and the program was completed in May 2009.

Note 6: Stock-Based Compensation Plans

STOCK OPTIONS

				WEIGHTED AVERAGE		WEIGHTED AVERAGE
				GRANT DATE FAIR VALUE		EXERCISE PRICE
	NUMBER OF OPTIONS			($)		($)

	NON-VESTED	VESTED	TOTAL	NON-VESTED	VESTED	NON-VESTED	VESTED	TOTAL

Outstanding, January 1, 2010	2,500,000	8,798,239	11,298,239	$4	$5	$28	$34	$32
Exercised	–	(19,840)	(19,840)	–	$6	–	$28	$28
Vested	(845,000)	845,000	–	$4	$4	$31	$31	–
Forfeited	(20,000)	(81,395)	(101,395)	$4	$6	$31	$35	$34
Expired	–	(890,608)	(890,608)	–	–	–	$41	$41

Outstanding, March 31, 2010	1,635,000	8,651,396	10,286,396	$4	$5	$27	$33	$32

RESTRICTED SHARE UNITS (RSUs)

NUMBER OF RSUs

Outstanding, January 1, 2010	7,215,338
Granted	52,615
Dividends credited	105,305
Forfeited	(27,226)

Outstanding, March 31, 2010	7,346,032

For the three months ended March 31, 2010 and March 31, 2009, we recorded compensation expense for RSUs of $20 million and $23 million, respectively.

Note 7: Employee Benefit Plans

We provide pension and other post-employment benefits for most of our employees. These include defined benefit (DB) pension plans and defined contribution (DC) pension plans.

NET BENEFIT PLANS COST

FOR THE THREE MONTHS ENDED MARCH 31	2010	2009

Pension benefits
DB plans cost(1)	4	(58)
DC plans cost	(15)	(12)
Other post-employment benefits cost	(17)	(18)

Net benefit plans cost(2)	(28)	(88)

(1)	2010 includes a reversal of a pension valuation allowance of $51 million.
(2)	Net benefit plans cost is included as part of selling, general and administrative expenses in the statement of operations.

BCE INC.  Q1 2010  QUARTERLY REPORT  33

Notes to Consolidated Financial Statements

DB PLANS COST

	PENSION BENEFITS		OTHER BENEFITS
FOR THE THREE MONTHS ENDED MARCH 31	2010	2009	2010	2009

Current service cost	(47)	(44)	(2)	(2)
Interest cost on accrued benefit obligation	(224)	(223)	(24)	(25)
Expected return on plan assets	241	220	3	3
Amortization of past service costs (credits)	(1)	(1)	7	7
Amortization of net actuarial losses	(12)	(21)	(1)	(1)
Amortization of transitional asset (liability)	–	1	–	–
Decrease in valuation allowance(1)	47	10	–	–

DB plans cost	4	(58)	(17)	(18)

(1)	2010 includes a reversal of a pension valuation allowance of $51 million.

The following table shows the amounts we contributed to the DB and DC pension plans and the payments made to beneficiaries under other post-employment future benefit plans.

	PENSION BENEFITS		OTHER BENEFITS
FOR THE THREE MONTHS ENDED MARCH 31	2010	2009	2010	2009

Bell Canada	(122)	(63)	(22)	(22)
Bell Aliant	(33)	(29)	(2)	(2)

Total	(155)	(92)	(24)	(24)

Comprised of:
Contributions to DB plans	(142)	(80)	(24)	(24)
Contributions to DC plans	(13)	(12)	–	–

Note 8: Commitments and Contingencies

LITIGATION

Teleglobe Estate Lawsuits

As discussed in Note 24 of BCE Inc.’s audited consolidated financial statements for the year ended December 31, 2009, BCE Inc. and certain former directors and/or officers of Teleglobe Inc. and certain of its subsidiaries were defendants in three lawsuits described under the headings Kroll Restructuring Lawsuit, Teleglobe Inc. Unsecured Creditors Lawsuit and Teleglobe Inc. Plan Administrator Lawsuit. On April 7, 2010, the parties agreed to settle these lawsuits, subject to approval by the U.S. Bankruptcy Court for the District of Delaware. In advance of the settlement of these lawsuits, BCE Inc. and its insurers settled related coverage issues and, as a result, the settlement of these lawsuits had no effect on the results of operations of BCE.

Class Action Concerning Bell Canada and Bell Mobility Inc. (Bell Mobility) Late Payment Charges

As discussed in Note 24 of BCE Inc.’s audited consolidated financial statements for the year ended December 31, 2009, Bell Canada and Bell Mobility were defendants in a class action instituted on April 11, 2008 seeking the repayment of certain late payment charges and the payment of punitive damages. On March 29, 2010, the parties agreed to settle this lawsuit, subject to approval by the Québec Superior Court. The settlement had no material effect on the consolidated financial position or results of operations of BCE.

34  BCE  INC.  Q1 2010  QUARTERLY REPORT

Investor Relations
Building A, 6th floor
1 Carrefour Alexander-Graham-Bell
Verdun, Québec
H3E 3B3
www.bce.ca

Communications
e-mail: bcecomms@bce.ca
tel: 1-888-932-6666
fax: 514-870-4385

This document has been filed by BCE Inc.
with Canadian securities commissions and the
U.S. Securities and Exchange Commission.
It can be found on BCE Inc.’s website at www.bce.ca,
on SEDAR at www.sedar.com and on EDGAR at
www.sec.gov or is available upon request from:

Investor Relations
e-mail: investor.relations@bce.ca
tel: 1-800-339-6353
fax: 514-786-3970
For additional copies of these statements,
please call 1-888-932-6666.

For further information concerning the Dividend
Reinvestment and Stock Purchase Plan (DRP),
direct deposit of dividend payments, the elimination
of multiple mailings or the receipt of quarterly
reports, please contact:

Computershare Trust Company of Canada
100 University Avenue,
9th Floor,
Toronto, Ontario
M5J 2Y1
tel: 514-982-7555
or 1-800-561-0934
fax: 416-263-9394
or 1-888-453-0330
e-mail: bce@computershare.com

Pour obtenir un exemplaire de la version française
de ce document, composez le 1-888-932-6666.

PRINTED IN CANADA / 10-05 BCE-1E